Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements as of June 30, 2022 and 2023 and December 31, 2023 and for the fiscal years ended June 30, 2022 and 2023 and the six months ended December 31, 2023 and the related notes thereto and (ii) our unaudited interim condensed consolidated financial statements and the related notes for the six months ended June 30, 2024. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of various factors.

Overview

We are a global value retailer offering a variety of trendy lifestyle products featuring IP design. We have successfully incubated two brands, MINISO and TOP TOY, since we opened our first store in China in 2013. In the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the six months ended June 30, 2024, we generated revenue of RMB10.9 billion, RMB7.3 billion (US$1.0 billion) and RMB7.3 billion (US$1.0 billion) from the MINISO brand, respectively with the aggregate GMV of the MINISO brand reaching approximately RMB20.5 billion, RMB13.7 billion (US$1.9 billion) and RMB13.9 billion (US$1.9 billion), respectively. TOP TOY, a new brand we launched in December 2020 to pioneer the concept of pop toy collection stores, achieved revenue of RMB533.4 million, RMB368.8 million (US$52.0 million) and RMB428.9 million (US$59.0 million), and a GMV of RMB774.4 million, RMB539.5 million (US$76.0 million) and RMB625.4 million (US$86.1 million) in the same year/periods.

We have built our flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide. Observing an emerging pop toy culture, we introduced the “TOP TOY” brand with the goal of entering into the pop toy market and eventually building our platform of pop toys. During the six months ended June 30, 2024, we launched an average of approximately 940 SKUs under the “MINISO” brand per month, and offered consumers a wide selection of approximately 10,100 core SKUs, the vast majority of which are under the “MINISO” brand. Our MINISO product offerings span 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts. Under the TOP TOY brand, we offered around 9,800 SKUs as of June 30, 2024 across major categories that primarily include blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji and other popular toys. Our highly effective approach to retail, which mainly encompasses dynamic product development, an efficient supply chain and deep operational know-how backed by digitalization, is critical to the success and forms the backbone of our business.

We have two reportable segments: (i) MINISO brand, including mainly the design, purchasing and sale of lifestyle products, and (ii) TOP TOY brand, including mainly the design, purchasing and sale of pop toys.

Our revenue was RMB10,085.6 million and RMB11,473.2 million in the fiscal years ended June 30, 2022 and 2023, respectively, and RMB7,632.5 million (US$1,075.0 million) in the six months ended December 31, 2023. For the six months ended June 30, 2023 and 2024, we generated revenue of RMB6,206.3 million and RMB7,758.7 million (US$1,067.6 million), respectively. Our gross profit was RMB3,069.8 million and RMB4,443.1 million in the fiscal years ended June 30, 2022 and 2023, respectively, and RMB3,241.0 million (US$456.5 million) in the six months ended December 31, 2023. For the six months ended June 30, 2023 and 2024, our gross profit was RMB2,457.4 million and RMB3,389.8 million (US$466.5 million), respectively. We recorded a profit of RMB639.7 million in the fiscal year ended June 30, 2022, a profit of RMB1,781.8 million in the fiscal year ended June 30, 2023, and a profit of RMB1,256.1 million (US$176.9 million) in the six months ended December 31, 2023. For the six months ended June 30, 2023 and 2024, we recorded profit of RMB1,017.9 million and RMB1,177.4 million (US$162.0 million), respectively.

Key Components of Our Results of Operations

Revenue

We primarily derive our revenue from sales of lifestyle and pop toy products through sales to MINISO Retail Partners, sales to offline distributors, retail sales in directly operated stores and through online channels. Other sources of revenue mainly include license fees from MINISO Retail Partners and distributors, and sales-based royalties and sales-based management and consultation service fees income from MINISO Retail Partners. The following table sets forth the components of our revenue by amounts and percentages of our total revenue broken down by revenue source for the periods presented:

	For the fiscal year ended June 30,				For the six months ended December 31,			For the six months ended June 30,
	2022		2023		2023			2023		2024
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
										(Unaudited)
	(in thousands, except for percentages)
Revenue:
Sales of lifestyle and pop toy products	8,997,662	89.2	10,357,235	90.3	6,921,694	974,900	90.7	5,602,524	90.3	7,029,080	967,234	90.6
– Retail sales in self-operated stores	555,226	5.5	990,048	8.6	1,004,114	141,427	13.2	570,420	9.2	1,205,709	165,911	15.5
– Product sales to franchisees(1)	5,499,267	54.5	5,960,518	52.0	3,857,191	543,274	50.5	3,422,780	55.1	3,995,768	549,836	51.5
– Sales to offline distributors	2,072,061	20.5	2,612,742	22.8	1,660,860	233,927	21.7	1,231,602	19.8	1,395,170	191,982	18.0
–Online sales(2)	651,039	6.5	706,397	6.2	355,380	50,054	4.7	331,895	5.3	402,688	55,412	5.2
–Other sales channels(3)	220,069	2.2	87,530	0.8	44,149	6,218	0.6	45,827	0.7	29,745	4,093	0.4
License fees, sales-based royalties, and sales-based management and consultation service fees	685,394	6.8	687,575	6.0	426,369	60,053	5.6	383,740	6.2	438,017	60,273	5.6
– License fees	109,166	1.1	84,711	0.7	37,074	5,222	0.5	36,423	0.6	34,215	4,708	0.4
– Sales-based royalties	97,453	1.0	102,089	0.9	66,113	9,312	0.9	58,844	0.9	75,098	10,334	1.0
– Sales-based management and consultation fees	478,775	4.7	500,775	4.4	323,182	45,519	4.2	288,473	4.6	328,704	45,231	4.2
Others(4)	402,593	4.0	428,398	3.7	284,404	40,057	3.7	220,066	3.5	291,646	40,132	3.8
Total	10,085,649	100.0	11,473,208	100.0	7,632,467	1,075,010	100.0	6,206,330	100.0	7,758,743	1,067,639	100.0

Notes:

(1)	Represents sales to/revenue from MINISO Retail Partners.

(2)	“Online sales” does not include sales through O2O platforms, which are accounted for in sales through offline channels.

(3)	“Other sales channels” mainly represents group-buying channels.

(4)	“Others” mainly represents sales of fixtures to franchisees and distributors.

The following table breaks down our revenue by geographic region for the periods presented:

	For the fiscal year ended June 30,				For the six months ended December 31,			For the six months ended June 30,
	2022		2023		2023			2023		2024
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
										(Unaudited)
	(in thousands, except for percentages)
Revenue:
Mainland China	7,442,156	73.8	7,650,821	66.7	4,843,127	682,140	63.4	4,290,654	69.1	5,026,729	691,701	64.8
Other Asian countries excluding China	1,174,323	11.6	1,821,080	15.9	1,157,261	162,997	15.2	862,233	13.9	1,116,364	153,617	14.4
Americas	1,189,119	11.8	1,738,058	15.1	1,403,936	197,740	18.4	925,984	14.9	1,363,319	187,599	17.6
Europe	174,691	1.7	151,496	1.3	154,737	21,794	2.0	75,032	1.2	140,334	19,311	1.8
Others*	105,360	1.1	111,753	1.0	73,406	10,339	1.0	52,427	0.9	111,997	15,411	1.4
Total	10,085,649	100.0	11,473,208	100.0	7,632,467	1,075,010	100.0	6,206,330	100.0	7,758,743	1,067,639	100.0

*Note: Including, among others, Hong Kong and Macau Special Administrative Regions and Taiwan.

Cost of sales

Our cost of sales mainly consists of cost of inventories. Cost of inventories accounted for 97.9% and 97.6% of our total cost of sales for the fiscal years ended June 30, 2022 and 2023, 97.8% of our total cost of sales for the six months ended December 31, 2023, and 97.7% and 97.4% of our total cost of sales for the six months ended June 30, 2023 and 2024, respectively. Cost of inventories comprises carrying amount of inventories sold and inventory write-down. Other than cost of inventories, cost of sales also includes logistics expenses and depreciation and amortization expense. Logistics expenses mainly represent shipping expenses for the products sold to customers through e-commerce channels. Our cost of sales was RMB7,015.9 million and RMB7,030.2 million in the fiscal years ended June 30, 2022 and 2023, RMB4,391.4 million (US$618.5 million) in the six months ended December 31, 2023, and RMB3,748.9 million and RMB4,369.0 million (US$601.2 million) in the six months ended June 30, 2023 and 2024, respectively.

Gross profit and margin

The following table sets forth our gross profit and gross margin for the periods presented:

	For the fiscal year		For the six months
	ended June 30,		ended December 31,		For the six months ended June 30,
	2022	2023	2023		2023	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
						(Unaudited)
	(in thousands, except for percentages)
Gross profit	3,069,761	4,443,052	3,241,039	456,490	2,457,392	3,389,786	466,451
Gross margin (%)	30.4	38.7	42.5	42.5	39.6	43.7	43.7

Other income

Other income consists of tax refund, government grants and income from depositary bank. Government grants mainly represented unconditional cash awards granted by the local authorities in China. In the fiscal year ended June 30, 2022, other income also included subsidies obtained by our subsidiaries in the United States under the Paycheck Protection Program Rule. There is no assurance that we will continue to receive any government grants in the future.

Selling and distribution expenses

Selling and distribution expenses primarily consist of (i) payroll and employee benefits, which cover salaries, wages and bonus, contributions to social security contribution plan, welfare expenses, and equity-settled share-based payment expenses, (ii) rental and related expenses, (iii) depreciation and amortization expenses, (iv) promotion and advertising expenses, (v) licensing expenses, (vi) logistics expenses, and (vii) travelling expenses. Our selling and distribution expenses were RMB1,442.3 million and RMB1,716.1 million in the fiscal years ended June 30, 2022 and 2023, RMB1,363.1 million (US$192.0 million) in the six months ended December 31, 2023, and RMB918.0 million and RMB1,522.1 million (US$209.4 million) in the six months ended June 30, 2023 and 2024, respectively.

General and administrative expenses

General and administrative expenses primarily consist of (i) payroll and employee benefits, which cover salaries, wages and bonus, contributions to social security contribution plan, welfare expenses, and equity-settled share-based payment expenses, (ii) depreciation and amortization expenses, (iii) travelling expenses, (iv) IT service fees, and (v) professional service fees. Our general and administrative expenses were RMB816.2 million and RMB633.6 million in the fiscal years ended June 30, 2022 and 2023, RMB357.7 million (US$50.4 million) in the six months ended December 31, 2023, and RMB319.7 million and RMB418.6 million (US$57.6 million) in the six months ended June 30, 2023 and 2024, respectively.

Other net income/(loss)

Other net income/(loss) mainly consists of (i) net foreign exchange gain/(loss), (ii) investment income from other investments, and (iii) net change in fair value of other investments.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total revenues. This information should be read together with our audited consolidated financial statements and the related notes thereto and the respective sections in our 2023 Annual Report and Transition Report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal year ended June 30,				For the six months ended December 31,			For the six months ended June 30,
	2022		2023		2023			2023		2024
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
										(Unaudited)
	(in thousands, except for percentages)
Revenue	10,085,649	100.0	11,473,208	100.0	7,632,467	1,075,010	100.0	6,206,330	100.0	7,758,743	1,067,639	100.0
Cost of sales	(7,015,888)	(69.6)	(7,030,156)	(61.3)	(4,391,428)	(618,520)	(57.5)	(3,748,938)	(60.4)	(4,368,957)	(601,188)	(56.3)
Gross profit	3,069,761	30.4	4,443,052	38.7	3,241,039	456,490	42.5	2,457,392	39.6	3,389,786	466,451	43.7
Other income	25,931	0.3	17,935	0.2	18,993	2,675	0.2	3,624	0.1	12,698	1,747	0.2
Selling and distribution expenses(1)	(1,442,339)	(14.3)	(1,716,093)	(15.0)	(1,363,114)	(191,991)	(17.9)	(917,966)	(14.8)	(1,522,088)	(209,446)	(19.6)
General and administrative expenses(1)	(816,225)	(8.1)	(633,613)	(5.5)	(357,689)	(50,379)	(4.7)	(319,705)	(5.2)	(418,573)	(57,598)	(5.4)
Other net (loss)/income	87,308	0.9	114,106	1.0	21,105	2,973	0.3	41,256	0.7	41,696	5,738	0.5
(Credit loss)/reversal of credit loss on trade and other receivables	(28,924)	(0.3)	1,072	0.0	(2,080)	(293)	(0.0)	4,788	0.1	(3,606)	(496)	(0.0)
Impairment loss on non-current assets	(13,485)	(0.1)	(3,448)	(0.0)	(4,547)	(640)	(0.1)	(3,448)	(0.1)	(5,104)	(702)	(0.1)

	For the fiscal year ended June 30,				For the six months ended December 31,			For the six months ended June 30,
	2022		2023		2023			2023		2024
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
										(Unaudited)
	(in thousands, except for percentages)
Operating profit	882,027	8.8	2,223,011	19.4	1,553,707	218,835	20.3	1,265,941	20.4	1,494,809	205,694	19.3
Finance income	66,344	0.7	145,225	1.3	123,969	17,461	1.6	80,541	1.3	74,606	10,266	1.0
Finance costs	(33,396)	(0.3)	(34,622)	(0.3)	(25,202)	(3,550)	(0.3)	(18,277)	(0.3)	(40,595)	(5,586)	(0.5)
Net finance income	32,948	0.4	110,603	1.0	98,767	13,911	1.3	62,264	1.0	34,011	4,680	0.4
Share of (loss)/profit of equity-accounted investees, net of tax	(8,162)	(0.1)	–	–	268	38	0.0	–	–	301	41	0.0
Profit before taxation	906,813	9.1	2,333,614	20.4	1,652,742	232,784	21.6	1,328,205	21.4	1,529,121	210,415	19.7
Income tax expense	(267,070)	(2.6)	(551,785)	(4.8)	(396,665)	(55,869)	(5.2)	(310,287)	(5.0)	(351,742)	(48,401)	(4.5)
Profit for the year/period	639,743	6.5	1,781,829	15.6	1,256,077	176,915	16.7	1,017,918	16.4	1,177,379	162,014	15.2

Note:

(1)	Equity-settled share-based payment expenses were allocated as follows:

	For the fiscal year ended June 30,		For the six months ended December 31,		For the six months ended June 30,
	2022	2023	2023		2023	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
						(Unaudited)
	(in thousands)
Equity-settled share-based payment expenses:
Selling and distribution expenses	52,000	44,824	41,506	5,846	28,203	41,487	5,709
General and administrative expenses	30,835	18,058	4,926	694	8,099	23,020	3,167
Total	82,835	62,882	46,432	6,540	36,302	64,507	8,876

Six months ended June 30, 2024 compared to six months ended June 30, 2023

Revenue

Our revenue increased by 25.0% from RMB6,206.3 million in the six months ended June 30, 2023 to RMB7,758.7 million (US$1,067.6 million) in the six months ended June 30, 2024, mainly attributable to an 18.8% year-over-year increase in average store count, and an around 7% same-store sales growth on group level.

Revenue from mainland China was RMB5,026.7 million (US$691.7 million) for the six months ended June 30, 2024, increasing by 17.2% from RMB4,290.7 million for the six months ended June 30, 2023, primarily due to (i) an increase of 16.5% in revenue from MINISO’s offline stores in mainland China, which was primarily due to a 16.0% year-over-year growth in average store count, and the same-store sales were 98.3% of the prior year’s level, and (ii) an increase of 37.9% in revenue from TOP TOY, which was primarily powered by a strong same-store sales growth of 13.6% and a rapid growth in average store count.

Revenue from overseas markets was RMB2,732.0 million (US$375.9 million) for the six months ended June 30, 2024, increasing by 42.6% from RMB1,915.7 million for the six months ended June 30, 2023, primarily due to an increase of 21.8% in average store count, coupled with a strong same-store sales growth of 16.3%. Revenue from overseas markets contributed 35.2% of our total revenue in the six months ended June 30, 2024, compared to 30.9% for the same period in 2023.

Cost of sales

Our cost of sales increased by 16.5% from RMB3,748.9 million for the six months ended June 30, 2023 to RMB4,369.0 million (US$601.2 million) for the six months ended June 30, 2024.

Gross profit and gross margin

Our gross profit increased by 37.9% from RMB2,457.4 million for the six months ended June 30, 2023 to RMB3,389.8 million (US$466.5 million) for the six months ended June 30, 2024, and gross margin increased from 39.6% to 43.7% for the same periods. The increase in gross margin was mainly driven by

(i) higher revenue contribution from directly operated markets which accounted for 55.7% of revenue from overseas markets, compared to 45.7% in the same period of 2023, (ii) higher gross margin in mainland China contributed by newly launched products in relation to our execution of IP strategy and strategic brand upgrade of MINISO, and (iii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Other income

Our other income increased by 250.4% from RMB3.6 million for the six months ended June 30, 2023 to RMB12.7 million (US$1.7 million) for the six months ended June 30, 2024, which was primarily due to an increase in income from depositary bank.

Selling and distribution expenses

Our selling and distribution expenses increased by 65.8% from RMB918.0 million for the six months ended June 30, 2023 to RMB1,522.1 million (US$209.4 million) for the six months ended June 30, 2024. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased by 66.4% from RMB889.8 million to RMB1,480.6 million (US$203.7 million) for the same periods, which was primarily due to our investments into directly operated stores both in mainland China and overseas markets to pursue the future success of our business, especially in strategic overseas markets such as the U.S. market. As of June 30, 2024, the total number of directly operated stores in overseas markets was 343, nearly doubling such figure compared to a year ago. For the six months ended June 30, 2024, the revenue from directly operated stores increased 111.4%, while related expenses including rental and related expenses, depreciation and amortization expenses and payroll excluding share-based compensation expenses increased 82.7%. These new stores are expected to contribute more substantial sales in the second half of 2024. Promotion and advertising expenses increased 46.5% for the six months ended June 30, 2024, as a percentage of revenue stabilizing at around 3% in both comparative periods. Licensing expenses increased 24.2%, consistent with revenue growth. Logistics expenses increased 54.3%, reflecting the rising freight costs caused by the tension in international shipping during the six months ended June 30, 2024.

General and administrative expenses

Our general and administrative expenses increased by 30.9% from RMB319.7 million for the six months ended June 30, 2023 to RMB418.6 million (US$57.6 million) for the six months ended June 30, 2024. Excluding equity-settled share-based payment expenses, our general and administrative expenses increased by 26.9% from RMB311.6 million to RMB395.6 million (US$54.4 million) for the same periods, which was primarily due to the increase of personnel-related expenses in relation to the growth of our business.

Other net income

Our other net income was RMB41.7 million (US$5.7 million) for the six months ended June 30, 2024, compared to other net income of RMB41.3 million for the six months ended June 30, 2023.

Impairment loss on non-current assets

Our impairment loss on non-current assets was RMB3.4 million and RMB5.1 million (US$702 thousand) for the six months ended June 30, 2023 and 2024, respectively. We recorded impairment loss on non-current assets of directly operated stores.

Operating profit

As a result of the foregoing, our operating profit increased by 18.1% from RMB1,265.9 million for the six months ended June 30, 2023 to RMB1,494.8 million (US$205.7 million) for the six months ended June 30, 2024.

Net finance income

Our net finance income decreased by 45.4% from RMB62.3 million for the six months ended June 30, 2023 to RMB34.0 million (US$4.7 million) for the six months ended June 30, 2024, which was primarily due to a decrease in interest income as a result of decreased principal in bank deposits, and an increase in finance cost due to increased interest on lease liabilities.

Income tax expense

We recorded income tax expense of RMB351.7 million (US$48.4 million) for the six months ended June 30, 2024, compared to RMB310.3 million for the six months ended June 30, 2023.

Profit for the period

As a result of the foregoing, our profit for the period increased by 15.7% from RMB1,017.9 million for the six months ended June 30, 2023 to RMB1,177.4 million (US$162.0 million) for the six months ended June 30, 2024.

Segments

We have two reportable segments: (i) MINISO brand, including mainly the design, purchasing and sale of lifestyle products, and (ii) TOP TOY brand, including mainly the design, purchasing and sale of pop toys. Other operating segments have been aggregated and presented as “other segment.” Business included as other segment did not meet the quantitative thresholds for reportable segments for the same periods.

Information related to the revenue and profit before taxation of each reportable segment for the periods indicated is set out below:

	For the fiscal year		For the six months
	ended June 30,		ended December 31,		For the six months ended June 30,
	2022	2023	2023		2023	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
						(Unaudited)
				(in thousands)
i. Revenue
Segment revenue for MINISO Brand	9,469,613	10,861,293	7,253,808	1,021,678	5,868,136	7,331,469	1,008,843
– External revenue for MINISO Brand	9,468,718	10,861,222	7,251,610	1,021,368	5,868,136	7,324,665	1,007,907
– Inter-segment revenue for MINISO Brand	895	71	2,198	310	–	6,804	936
Segment revenue for TOP TOY Brand	447,431	541,313	373,014	52,538	315,449	434,568	59,798

	For the fiscal year ended June 30,		For the six months ended December 31,		For the six months ended June 30,
	2022	2023	2023		2023	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
						(Unaudited)
				(in thousands)
– External revenue for TOP TOY Brand	446,930	533,367	368,842	51,950	310,867	428,920	59,021
– Inter-segment revenue for TOP TOY Brand	501	7,946	4,172	588	4,582	5,648	777
Segment revenue for other segment	385,184	445,651	105,936	14,920	249,537	283,625	39,028
– External revenue for other segment	170,001	78,619	12,015	1,692	27,327	5,158	710
– Inter-segment revenue for other segment	215,183	367,032	93,921	13,228	222,210	278,467	38,318
Elimination of all inter- segment revenue	(216,579)	(375,049)	(100,291)	(14,126)	(226,792)	(290,919)	(40,032)
Consolidated revenue	10,085,649	11,473,208	7,632,467	1,075,010	6,206,330	7,758,743	1,067,637
ii. Profit before taxation
Segment profit before taxation for MINISO Brand	941,037	2,354,357	1,644,839	231,671	1,313,976	1,500,294	206,447
Segment (loss)/profit before taxation for TOP TOY Brand	(81,536)	(20,412)	6,479	912	15,932	32,569	4,482
Segment profit before taxation for other segment	97,455	17,814	2,924	412	5,084	1,376	189
Total profit before taxation for all segments	956,956	2,351,759	1,654,242	232,995	1,334,992	1,534,239	211,118
Unallocated amounts:
– Share of loss of equity-accounted investees, net of tax.	(8,162)	–	–	–	–	–	–
– Expenses relating to construction of headquarters building and depreciation expense of apartments for use as staff quarters.	(41,981)	(18,145)	(1,500)	(211)	(6,787)	(5,118)	(704)
Consolidated (loss)/profit before taxation	906,813	2,333,614	1,652,742	232,784	1,328,205	1,529,121	210,414

Liquidity and Capital Resources

Source of Liquidity and Working Capital Sufficiency

Cash flows from operating activities and financing activities have been our primary sources of liquidity. Our cash and cash equivalents were RMB5,348,5 million and RMB6,489.2 million as of June 30, 2022 and 2023, and RMB6,415.4 million (US$903.6 million) as of December 31, 2023, respectively. As of June 30, 2024, our cash and cash equivalents were RMB6,233.1 million (US$857.7 million), respectively. As of June 30, 2024, 80.4% of our cash and cash equivalents were denominated in Renminbi, 14.3% were in U.S. dollars, 0.4% were in Hong Kong dollars and 5.0% were in other currencies. Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash. As of June 30, 2024, we did not have any unused banking facilities.

As of June 30, 2024, we had an outstanding borrowing of RMB7.1 million (US$1.0 million), which represented a loan obtained from a minority shareholder of a subsidiary in Singapore with principal amount of SGD1,350,000 (equivalent to RMB7,126,650 on June 30, 2024), an interest rate of 3% per annum and a maturity date of July 31, 2027.

Based on our current cash and cash equivalents and anticipated cash flows from operations, we believe that we will have sufficient funds to meet our working capital and capital expenditure requirements for at least the next 12 months from June 30, 2024.

In utilizing the proceeds from offerings, we may make additional capital contributions to our mainland China subsidiaries, establish new subsidiaries in mainland China and make capital contributions to these new subsidiaries, make loans to our mainland China subsidiaries, or acquire offshore entities with operations in mainland China in offshore transactions. However, most of these uses are subject to mainland China regulations. See “Item 3. Key Information – D. Risk Factors – Risks Related to Doing Business in China – PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” in our 2023 Annual Report.

We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the fiscal year		For the six months
	ended June 30,		ended December 31,		For the six months ended June 30,
	2022	2023	2023		2023	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
						(Unaudited)
				(in thousands)
Selected consolidated statement of cash flows data:
Net cash generated from operating activities	1,406,262	1,666,030	1,097,541	154,585	1,232,774	1,293,756	178,027

	For the fiscal year		For the six months
	ended June 30,		ended December 31,		For the six months ended June 30,
	2022	2023	2023		2023	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
						(Unaudited)
				(in thousands)
Net cash (used in)/generated from investing activities	(2,125,918)	(293,406)	177,073	24,940	192,313	(387,957)	(53,384)
Net cash used in financing activities	(733,559)	(325,956)	(1,320,899)	(186,044)	(176,167)	(1,095,826)	(150,792)
Net increase/(decrease) in cash and cash equivalents	(1,453,215)	1,046,668	(46,285)	(6,519)	1,248,920	(190,027)	(26,149)
Cash and cash equivalents at beginning of year/period as presented in the consolidated statement of cash flows	6,771,653	5,348,492	6,489,213	913,987	5,186,601	6,415,441	882,794
Effect of movements in exchange rates on cash held	30,054	94,053	(27,487)	(3,872)	53,692	1,318	181
Cash and cash equivalents at the end of the fiscal year/period	5,348,492	6,489,213	6,415,441	903,596	6,489,213	6,226,732	856,826

Operating activities

Net cash generated from operating activities for the six months ended June 30, 2024 was RMB1,293.8 million (US$178.0 million), as compared to a profit for the period of RMB1,177.4 million (US$162.0 million). The difference was due to the adjustment of certain non-cash items, primarily consisting of (i) depreciation and amortization of RMB333.1 million (US$45.8 million), and (ii) income tax of RMB351.7 million (US$48.4 million), which were partially offset by an interest income of RMB74.6 million (US$10.3 million), and changes in certain working capital accounts that affected operating cash flows, primarily consisting of (i) an increase in trade and other receivables of RMB159.3 million (US$21.9 million), (ii) an decrease in trade and other payables of RMB54.9 million (US$7.6 million).

Investing activities

Net cash used in investing activities for the six months ended June 30, 2024 was RMB388.0 million (US$53.4 million), consisting primarily of payment for purchases of other investments of RMB4,176.4 million (US$574.7 million) and placement of term deposits of RMB256.9 million (US$35.3 million), partially offset by proceeds from disposal of other investments of RMB4,077.0 million (US$561.0 million) and maturity of term deposits of RMB181.3 million (US$24.9 million).

Financing activities

Net cash used in financing activities for the six months ended June 30, 2024 was RMB1,095.8 million (US$150.8 million), primarily due to dividends paid to our equity shareholders of RMB643.2 million (US$88.5 million) and payment of capital element and interest element of lease liabilities of RMB414.6 million (US$57.1 million).

Holding Company Structure

MINISO Group Holding Limited is a holding company with no material operations of its own. We conduct our operations through our subsidiaries. As a result, MINISO Group Holding Limited’s ability to pay dividends, to some extent, depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with mainland China accounting standards and regulations. Under mainland China law, each of our subsidiaries in mainland China may pay dividend from the after-tax profit after (i) it sets aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital, and (ii) any losses of such mainland China subsidiary from prior fiscal years have been offset. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. See “Item 4. Information on the Company – B. Business Overview – Regulations – China – Regulation related to dividend distribution” in our 2023 Annual Report.

Contingent Liabilities

Commitment of tax payments

In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, Miniso (Guangzhou) Co., Ltd., or MINISO Guangzhou, entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965.0 million to the local government in Guangzhou for a five-year period starting from January 1, 2021, with RMB160.0 million in 2021, RMB175.0 million in 2022, RMB190.0 million in 2023, RMB210.0 million in 2024 and RMB230.0 million in 2025. If we fail to meet the committed amount for any of the five calendar years, MINISO Guangzhou will have to compensate for the shortfall.

We had met the commitments for the calendar years of 2022 and 2023 and therefore MINISO Guangzhou was not required to make any compensation to the local government. In March 2024, MINISO Guangzhou provided a performance guarantee of RMB210.0 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2024, which is valid from April 1, 2024 to March 31, 2025. The directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2024, we expect to be able to meet the commitment for the calendar year of 2024 and thus it is not probable that MINISO Guangzhou needs to make any compensation to the local government under the above performance guarantee. As such, no provision has been made in respect of this matter as of June 30, 2024.

Securities class action

In August 2022, a putative federal securities class action was filed against us and certain of our officers and directors, or the Defendants, alleging that Defendants made misleading misstatements or omissions regarding our business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation, 1:22-cv-09864 (S.D.N.Y.). The lead plaintiff selection process was completed in November 2022 and an amended complaint was filed shortly thereafter. The court granted Defendants’ motion to dismiss in February 2024 with leave to amend. Plaintiffs filed a motion for reconsideration of the court’s decision in late March 2024, to which Defendants have timely responded. Decision on plaintiffs’ motion for reconsideration is pending. Because the case remains in its preliminary stage, Defendants are unable to predict the outcome of the action or estimate the potential losses, if any.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Treasury Policy

We believe we can make better use of our cash by making appropriate investments in short-term investment products, which generate income without interfering with our business operation or capital expenditures. Our investment decisions with respect to financial products are made on a case-by-case basis and after due and careful consideration of a number of factors, including, but not limited to, the market conditions, the economic developments, the anticipated investment conditions, the investment cost, the duration of the investment and the expected benefit and potential loss of the investment. We have established a set of internal control measures which allow us to achieve reasonable returns on our investment while mitigating our exposure to high investment risks. These policies and measures were formulated by our senior management.

In order to make full use of idle funds, improve the utilization rate of surplus funds, and increase our income, under the premise of not affecting our normal business activities, subject to approval from our chief financial officer, we may purchase a certain amount of wealth management products from financial institutions. According to our internal policies, the manager of our treasury department should make proposals to invest in wealth management products to our chief financial officer and such proposals must be reviewed and approved by our chief financial officer. In assessing a proposal to invest in wealth management products, a number of criteria must be met, including but not limited to the following:

•	The purchase of wealth management products is limited to low-risk products such as term deposits, principal-guaranteed and interest-paying products, treasury notes issued by banks, and wealth management products with risk level below R2. The purchase of high-risk financial instruments such as securities and futures is strictly prohibited.

•	The expected return of the purchased wealth management products should be not lower than bank’s deposit interest rate for term deposits of the same period, the product structure should be relatively simple, and the purchases should be made from financial institutions with large operation scale, overall strength and good credit standing.

•	The treasury department is responsible for setting up a detailed ledger for wealth management products, the manager of the treasury department manages the financial products, and tracks the progress and safety of wealth management products. In the event of an abnormal situation, the manager of the treasury department should report the situation to the chief financial officer in a timely manner so that we can take effective measures immediately to reduce potential losses.

Material Cash Requirements

Our material cash requirements as of June 30, 2024 and any subsequent interim period primarily include capital expenditures, purchase of inventories and contractual obligations, and we intend to fund those requirements with our cash balance.

On September 23, 2024, Guangdong Juncai International Trading Co., Ltd., one of our wholly-owned PRC subsidiaries, entered into share purchase agreements with certain shareholders of Yonghui Superstores Co., Ltd. to acquire an aggregate of 29.4% of the issued and outstanding shares of Yonghui for a total cash consideration of approximately RMB6.3 billion. It is expected that no more than 40% of the consideration for the proposed acquisition will be funded by internal financial resources. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

Capital expenditures

Our capital expenditures are primarily incurred for the purposes of building our new headquarters project, purchasing IT systems, expansion and renovation of MINISO stores that we directly operated. Our capital expenditures were RMB1,234.2 million and RMB174.1 million in the fiscal years ended June 30, 2022 and 2023, and RMB264.8 million (US$37.3 million) in the six months ended December 31, 2023, respectively. For the six months ended June 30, 2023 and 2024, our capital expenditures were RMB96.1 million and RMB302.8 million (US$41.7 million), respectively.

Purchases of inventories

Our purchase of inventories primarily includes lifestyle and pop toy products. Our inventories purchase amount was RMB6,642.5 million and RMB7,068.7 million in the fiscal years ended June 30, 2022 and 2023, and RMB4,721.4 million (US$665.0 million) in the six months ended December 31, 2023, respectively. For the six months ended June 30, 2023 and 2024, our inventories purchase amount was RMB3,648.3 million and RMB4,409.4 million (US$606.8 million), respectively.

Capital commitments

Our capital commitments mainly include contracted purchases of software, property, construction projects, property improvements. Our capital commitments were RMB842.9 million, RMB982.6 million as at June 30, 2022 and 2023, and RMB837.2 million (US$117.9 million) as at December 31, 2023, respectively. As at June 30, 2024, our capital commitments was RMB749.9 million (US$103.2 million). The capital commitments as of June 30, 2024 were attributable to the construction of the headquarters building.

Lease liabilities

Our lease liabilities are in relation to properties that we lease primarily for our office premises, directly operated stores and warehouses. Our lease liabilities were RMB651.1 million and RMB885.7 million, as of June 30, 2022 and 2023, and RMB1,245.3 million (US$175.4 million) as of December 31, 2023, respectively. As of June 30 2024, our lease liabilities were RMB1,937.3 million (US$266.6 million).